Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Akai Honoo Capital Limited	Hong Kong
French Fries Creativeworks Limited	Hong Kong
Wonderful Concept Investment Limited	Hong Kong
Aurea Studio Limited	Hong Kong
Nexa Design Limited	Hong Kong